2021 Investment Prospectus and Executive Summary

TABLE OF CONTENTS

hawaii







INTRODUCTION

- Integrative Approach to Skincare (Internal Supplement/External Skincare)
- Hawaii grown antioxidants (From nutrient rich, volcanic ash soil)
- Healing crystals (plump and glow!)
- Real science with artful chemistry and trending ingredients “Triple Boosting Complexes™”
- 100% true clean beauty: Zero synthetics, non-GMO, organic, no useless fillers, vegetarian, no animal testing
- The romanticism and mystique of the Hawaiʻi ʻōʻō bird story and the brand of Hawaii
- Sustainable/Re-usable packaging


Get 1 FREE
买4送1
4点購入で1点プレゼント
4개 구매시1개 무료증정

THE OFFER

- O'o Hawaii is looking to raise $2,500,000.00 - $5,000,000.00 in capital to facilitate worldwide growth.
- Exit strategy is to diversify or sell the company at top line annual sales of 60 million dollars.
- Series B capital injection of $7 million anticipated within 48-72 months.
- Please see provided term sheet in appendices.

THE VISION







2020 Sales
>$850K

$2,500,000-$5,000,000
Raise

2025 Sales
$25 Million

2026
$7 Million
B-Round

2028 Sales
$60
Million


birdsong
birdsong
brilliant Feather


O'o®
hawaii
BRAND DECK
golden nectar

Integrative Beauty

created by Holly Harding INHC, AADP

Holly Harding, AADP, INHC has studied over 100 dietary theories with the country's top experts in holistic health and nutrition. A highly sought out holistic health and nutrition coach and food for beauty expert, she is well known for her mind/body transformation program, The H Lyfe Method®.

Based on her belief that beauty starts from within with a diet of nutrient rich, unprocessed and unrefined foods from nature, Holly created O'o Hawaii as a way to accomplish beautiful, glowing, ageless skin through a combination of diet, supplementation and highly functional skincare.

36M BIODEGRADABLE PARABEN FREE RECYCLABLE



birdbath

ANTIOXIDANT CLEANSING BALM

High performance and ultra hydrating, Birdbath Antioxidant Cleansing Balm is an organic restorative cleansing balm concentrate that cleanses gently yet deeply, removes impurities and makeup all while toning, moisturizing, soothing and working to destroy free radicals.

Birdbath combines exotic, age-delaying and repairative Hawaiian antioxidants and organic phytonutrients.

How to Use: Massage into damp or dry skin and either rinse or wipe off with a towel. Also try leaving on as a 2-minute mask to reap all the moisturizing benefits.

Formulated for all skin types.
Aroma: Fresh Mint, Red Rose, Cucumber and Island Citrus

INGREDIENTS

Helianthus Annuus (Sunflower) Seed Oil*,Moringa Glucoside,Theobroma Cacao (Cocoa) Seed Butter*,Mangifera Indica (Mango) Seed Butter*,Astrocaryum Murmuru Seed Butter,Cetearyl Olivate, Cucumis Sativus (Cucumber) Fruit Extract, Sorbitan Olivate, Jojoba Esters, Simmondsia Chinensis (Jojoba) Seed Oil*, Beeswax*, Sambucus Nigra (Elderberry) Fruit Extract, Glyceryl Stearate-SE, Helianthus Annuus (Sunflower) Seed Wax, Pyrus Malus (Apple) Fruit Extract, Bromelain (from Pineapple), Aleurites Moluccane (Kukui) Seed Oil*, Astaxanthin (Red Algae), Hippophae Rhamnoides (Sea Buckthorn) Fruit Oil*, Rosmarinus Officinalis (Rosemary) Leaf Extract, Carica Papaya (Papaya) Seed Oil, Ananas Sativus (Pineapple) Fruit, Calophyllum Inophyllum (Tamanu) Oil*, Tocopherol, Camellia Oleifera (Green Tea) Seed Oil*, Persea Gratissima (Avocado) Oil*, Orbignya Oleifera (Babassu) Oil*, Theobroma Grandiflorum (Cupuacu) Seed Butter, Ocimum Sanctum (Holy Basil Tulsi) Extract*, Melia Azadirachta (Neem) Seed Oil*, Macadamia Ternifolia (Macadamia Nut) Seed Oil*, Centella Asiatica (Gotu Kola) Extract*, Coffea Arabica Extract (Coffee), Vegetable Glycerin, Acacia Decurrens Flower Wax, Polyglycerin-3, Mentha Piperita (Peppermint) Leaf Oil*, Rosa Damascena (Rose) Extract, Tetrasodium Glutamate Diacetate, Chlorophyll

*Indicates Organic Ingredient



Triple Boosting Brightening Complex™
Sea Buckthorn Vitamin C
Hawaiian Red Algae
Hawaiian Coffeeberry
birdbath
ANTIOXIDANT CLEANSING BALM
100 ml / 3.5 oz / 100 g
birdbath
ANTIOXIDANT CLEANSING BALM
100 ml / 3.5 oz / 100g

KEY INGREDIENTS

Volcanic Rock
Red Alaea Clay
Sustainably Harvested Pearl Powder
Sapphire Crystals
Activated Bamboo Charcoal


birdseed
DETOXIFYING FACE SCRUB
birdseed
DETOXIFYING FACE SCRUB

"This scrub took my face on a tropical vacation! This is a very special product, from the product and its luscious ingredients down to the beautiful, stunning packaging. It's a luxe scrub but when you add water, starts to foam up and then becomes a cleanser!"

JACKIE JOHNSON, BEAUTY EXPERT AND INDIE BEAUTY AWARDS EVALUATOR

birdseed

DETOXIFYING FACE SCRUB

Our invigorating yet detoxifying face scrub exfoliates while stimulating collagen production and blood flow resulting in youthful, feather soft skin.

Birdseed features a foraged collection of Hawaiian nutrients that have been formulated into exfoliation magic.

How to Use: After cleansing, apply to damp face and neck, adding water as you gently massage into skin. Thoroughly rinse and pat dry.

Formulated for all skin types.
Aroma: Fresh Pineapple and Natural Coconut

INGREDIENTS

Sucrose, Vegetable Glycerin*, Sea Salt, Decyl Glucoside, Pearl Powder, Tapioca Starch, Volcanic Rock, Panthenol, Bromelain, Tocopherol, Coffea Arabic Extract*, Red Alaea Clay, Bentonite, Sapphire Crystals, Water, Caprylic/Capric Triglyceride, Cocos Nucifera (Coconut)Fruit Extract, Mannitol, Cellulose, Iron Oxides, Charcoal Powder, Hydroxypropyl Methylcellulose, Caprylyl Glycol, Ethylhexylglycerin, Cocoamidopropyl Hydroxysultaine, Cocoamidopropyl Betaine, Cocoamide MIPA, Disodium Laureth Sulfosuccinate, Disodium Lauryl Sulfosuccinate, Natural Pineapple and Coconut Fruit Extracts

*Indicates Organic Ingredient

birds + roses

ROSE QUARTZ HYDRATING + FIRMING MASK

An abundance of exclusive and exotic infusions from nature soften and firm while increasing circulation and natural collagen production.

Maintain classic beauty with Birds + Roses Rose Quartz Hydrating + Firming Face Mask. This crystal infused mask softens, firms, minimizes pores, calms inflammation, reduces acne and provides youthful, healthier looking skin.

The oil of over 600 roses is in every jar!

How to Use: This incredibly flexible mask can be used with steam in the shower for maximum hydrating benefits OR left on for 20 minutes (outside of the shower) for maximum tightening and firming.

Formulated for all skin types.
Aroma: Red Rose and Pink Geranium

INGREDIENTS

Honey*, Manuka Honey*, Vegetable Glycerin*, Bentonite, Zinc Oxide, Rosa Damascena Flower (Rose) Extract, Cocos Nucifera (Coconut) Water*, Water, Vanilla Planifolia Fruit Water (Vanilla Extract), Sodium Hyaluronate, Adansonia Digitata Fruit Extract, Hibiscus Sabdariffa Flower Extract, Mangifera Indica (Mango) Seed Butter, Orbignya Oleifera Seed Oil (Babassu), Squalane, Tocopheryl Acetate, Tetrahexydecyl Ascorbate, Avena Sativa (Oat) Kernel Extract, Calophyllum Inophyllum (Tamanu) Oil*, Aleurites Moluccane (Kukui) Seed Oil, Tremella Fuciformis Sporocarp Extract, Macrocystis Pyrifera Extract (Giant Kelp), Jasminum Officinale (Jasmine) Extract*, Morinda Citrifolia (Noni) Fruit Extract*, Coffea Arabica Extract, Rose Quartz Powder, Centella Asiatica Extract (Gotu Kola)*, Silybum Marianum (Milk Thistle) Ethyl Ester, Hippophae Rhamnoides (Sea Buckthorn) Fruit Oil*, Chondrus Crispus Extract (Red Algae), Pelargonium Graveolens (Geranium) Oil*, Raphanus Raphanistrum Sativus (Radish) Root Extract, Betaine, Xanthan Gum, Lecithin, Sclerotium Gum, Pullulan, Potassium Sorbate, Sodium Benzoate, Citric Acid, Ethylhexylglycerin, Caprylyl Glycol

*Indicates organic ingredient


Triple Boosting Plumping Complex™
Snow Mushroom
Sodium Hyaluronate
Squalane
birds + roses
ROSE QUARTZ HYDRATING + FIRMING MASK
150 ml / 5.2 oz / 150g
150 ml / 5.2 oz / 150 g


Triple Boosting Restorative Complex™
Sea Buckthorn Vitamin C
Hawaiian Red Algae
HO
O
O
CH₃
OH
Ferulic Acid
O'o hawaii
golden nectar
BRIGHTENING + FIRMING FERULIC SERUM
40 ml / 1.4 oz / 40g

IndieBeautyExpo BEST IN SHOW NOMINEE 2018

golden nectar

BRIGHTENING + FIRMING FERULIC SERUM

The ultimate age-delaying serum with .5% Ferulic Acid, pure Vitamin C and Sodium Hyaluronate.

Golden Nectar is all the buzz with its highly concentrated, powerful combination of Ferulic Acid and Vitamin C from Sea Buckthorn. When further combined with Sodium Hyaluronate, rose quartz crystals and nutrient rich kelp, the results are truly golden. Golden Nectar helps tighten, brighten and reduce visible signs of aging along with melasma/sun spots. Neutralizes free radicals and protects against oxidative stress.

How to Use: Apply daily or as needed to face and neck after cleansing and exfoliating and before moisturizing.

Formulated for all skin types.
Aroma: Hawaiian Sandalwood and Italian Bergamot

INGREDIENTS

Aloe Barbadensis (Aloe Vera) Extract*, Glycerin, Coconut Alkanes, Xanthan Gum, Coco-Caprylate/Caprate, Sodium Hyaluronate, Ferulic Acid, Rosa Damascena Flower Extract (Rose)*, Bromelain, Chondrus Crispus Extract (Red Algae), Ascorbic Acid, Panthenol, Tocopherol, Hippophae Rhamnoides (Sea Buckthorn) Fruit Oil*, Jasminum Officinale (Jasmine) Extract *, Morinda Citrifolia (Noni) Fruit Extract *, Centella Asiatica (Gotu Kola) Extract*, Coffea Arabica Extract, Silybum Marianum (Milk Thistle) Extract*, Water/Aqua, Rose Quartz Powder, Macrocystis Pyrifera Extract (Giant Kelp), Magnesium Ascorbyl Phosphate, Terminalia Ferdinandiana Fruit Extract (Kakadu Plum), Ananas Sativus (Pineapple) Fruit Extract, Plankton Extract (Plant based), Citrus Bergamia (Bergamot) Oil*, Santalum Paniculatum (Sandalwood) Oil, Beta-Glucan, Algin, Olive Oil Glycereth 8 Esters, Lecithin, Sclerotium Gum, Pullulan
Caprylyl Glycol, Ethylhexylglycerin

*Indicates organic ingredient

birdsong

EYE REMEDY

Like the sweet song of the ʻōʻō bird, birdsong EYE REMEDY will make you sing a tune of joy when you see the quick results of this antioxidant rich, miracle eye corrector infused with O'o Hawaii's exclusive Hawaiian superfood blend.

Made with high performance ingredients like sodium hyaluronate, hydrolyzed lupine protein (peptides), fermented radish root + lactobacillus that quickly absorb to reduce the appearance of fine lines fast! Hawaiian coffeeberry extract and high vibration rose quartz crystals instantly perk up the eye area helping to reduce puffiness and dark circles. Milk thistle, vitamin C rich sea buckthorn oil and Hawaiian noni, send this ultra concentrated eye cream to ahhhmazing status.

How to Use: Gently apply to eye lid and surrounding areas. Massage under eye area gently for up to 30 seconds to stimulate blood flow and allow bird song to fully saturate the area. Use daily for maximum results.

Formulated for all skin types.
Aroma: Fresh Cucumber and Island Pikake (Jasmine)

INGREDIENTS

Caprylic/Capric Triglycerides, Cetearyl Alcohol, Propanediol, Theobroma Cacao (Cocoa) Seed Butter Vegetable Glycerin*, Cetearyl Olivate, Cocos Nucifera (Coconut) Oil, Leuconostoc/Radish Root Ferment Filtrate Sorbitan Olivate, Lactobacillus, Coconut Alkanes, Aloe Barbadensis (Aloe Vera) Extract*, Glycyrrhiza Glabra (Licorice) Root Extract, Calophyllum Inophyllum (Tamanu) Oil, Tetrahexyldecyl Ascorbate, Cocos Nucifera (Coconut) Fruit Extract*, Coffea Arabica Extract*, Avena Sativa (Oat) Kernel Extract, Cucumis Sativus (Cucumber) Fruit Extract Medicago Sativa (Alfalfa) Seed Extract, Hydrolyzed Lupine Protein, Aesculus Hippocastanum (Horse Chestnut) Extract, Chondrus Crispus Extract, Centella Asiatica (Gotu Kola) Extract, Silybum Marianum (Milk Thistle) Water/Aqua, Ethyl Ester Jasminum Officinale (Jasmine) Extract, Morinda Citrifolia (Noni) Fruit Extract, Butyrospermum Parkii (Shea) Butter Hippophae Rhamnoides (Sea Buckthorn) Seed Oil, Sodium Hyaluronate, Quartz Powder, Panthenol, Dilinoleic Acid/Propanediol Copolymer, Coco-Caprylate/Caprate, Fructose, Montmorillonite, Xanthan Gum

*Indicates Organic Ingredient



Triple Boosting Rejuvenating Complex™
Sea Buckthorn Vitamin C
Sodium Hyaluronate
Peptides
O'o hawaii
birdsong
EYE REMEDY
15 ml / .5 oz / 15 g
birdsong
EYE REMEDY
15 ml / .5 oz / 15g


Triple Boosting Plump + Glow Complex™
Sea Buckthorn
Vitamin C
Hawaiian
Red Algae
CBD
O'o
hawaii
BEAUTY BALM
brilliant feather
BEAUTY BALM
50 ml / 1.7 oz / 50g

brilliant feather

BEAUTY BALM

This signature brilliant formula is the must have from the O'o Hawaii skincare collection. A botanically active and highly rejuvenating miracle balm concentrate that can be worn overnight or during the day.

Brilliant Feather is deeply hydrating, anti-inflammatory and protects against free radicals all while plumping and smoothing. Reduces fine lines and wrinkles, evens texture and minimizes blemishes.

Brilliant Feather is also one of the most effective treatments for preserving neck elasticity. Use it with our rose quartz gua sha tool for extra preventive and restorative results!

How to Use: For normal to dry skin, apply to face and neck and leave on. Use daily and nightly. For oily skin, use at night only. For ultimate results, use with our gua sha tool.

Formulated for all skin types.

Aroma: Lavender, Bergamot and Island Pikake (Jasmine)

IndieBeautyExpo BEST IN SHOW NOMINEE 2018

INGREDIENTS

Butyrospermum Parkii (Shea Butter), Water/Aqua, Capric/ Caprylic Triglycerides, Vitis Vinifera (Grape) Seed Oil*, Cocos Nucifera (Coconut) Water*, Jojoba Esters, Euphorbia Cerifera (Candelilla) Wax*, Theobroma Cacao (Cocoa) Seed Butter*, Sambucus Nigra Fruit Extract (Elderberry), Helianthus Annuus (Sunflower) Seed Wax Glyceryl Oleate, Rosa (Rose) Damascena Flower Extract*, Calophyllum Inophyllum (Tamanu) Oil*, Persea Gratissima (Avocado) Oil*, Tocopherol, Tetrahexyldecyl Ascorbate, Aleurites Moluccane (Kukui) Seed Oil, Cocos Nucifera (Coconut) Oil*, Hippophae Rhamnoides (Sea Buckhorn) Seed Oil*, Rosmarinus Officinalis (Rosemary) Leaf Extract, Helianthus Annuus (Sunflower) Seed Oil*, Cannabis Sativa (Hemp) Seed Oil*, Orbignya Oleifera (Babassu) Oil*, Sclerocarya Birrea (Marula) Seed Oil, Euterpe Oleracea (Acai) Oil*, Manuka Honey, Chondrus Crispus Extract Sodium Hyaluronate, Macrocystis Pyrifera (kelp) Extract, Helianthus Annuus (Sunflower) Seed Oil*, Morinda Citrifolia (Noni) Fruit Extract*, Centella Asiatica (Gotu Kola) Extract*, Jasminum Officinale (Jasmine) Extract*, Silybum Marianum (Milk Thistle) Ethyl Ester, Coffea Arabica Extract, Acacia Decurrens Flower Wax, Polyglycerin-3, Polyglyceryl-3-Polyricinoleate, Olea Europaea (Olive) Oil, Rose Quartz Powder, Charcoal Powder, Vegetable Glycerin, Citrus Bergamia (Bergamot) Fruit Oil, Lavandula Angustifolia (Lavender) Flower Oil, Xanthan Gum Hydroxyethylcellulose, Sodium Chloride, Potassium Sorbate, Sodium Benzoate, Citric Acid, Sodium Benzoate

*Indicates Organic Ingredient

soar

AGE DELAY MOISTURIZER + FINISHING BALM

Prepare to soar by finishing your O'o Hawaii skincare ritual with this ultra-hydrating and smoothing moisturizer. Packed with exotic fruit, plant and micro-algae extracts plus fermented ingredients to shrink molecule size for better absorption, Soar Age Delay Moisturizer + Finishing Polish features high performance sodium hyaluronate, squalane, sparkling rose quartz crystals and O'o Hawaii's Exclusive blend of Hawaiian antioxidants to boost cellular repair.

With an immediate reduction in the appearance of fine lines, Soar locks in all the other key ingredients from the previous O'o Hawaii steps for a smooth, pre-makeup pallet.

How to Use: Use as the final step in your O'o Hawaii skincare routine. Gently massage evenly on face, neck and chest to provide a silky, make-up ready pallet. Leave on. This product also acts as a stand alone daily moisturizer for all skin types and climates.

Formulated for all skin types.
Aroma: Island Pikake (Jasmine) and Red Rose

INGREDIENTS

Water, Aloe Barbadensis (Aloe Verga)*, Caprylic/Capric Triglycerides, Cetearyl Olivate, Propanediol, Hydrogenated Ethylhexyl Olivate, Sorbitan Olivate, Jojoba Esters, Helianthus Annuus (Sunflower) Seed Wax, Vegetable Glycerin, Maltodextrin, Acacia Decurrens Flower Wax, Saccharomyces/Sea Silt Ferment, Actinidia Chinensis (Kiwi) Fruit Extract, Butyrospermum Parkii (Shea) Butter, Swertia Chirata Extract, Adansonia Digitata (Baobab) Fruit Extract, Cocos Nucifera (Coconut) Oil, Hibiscus Sabdariffa Flower Extract, Sodium Hyaluronate, Mangifera Indica (Mango) Seed Butter, Aleurites Moluccane (Kukui) Seed Oil, Silybum Marianum (Milk Thistle) Ethyl Ester, Mangifera Indica (Mango) Seed Butter, Squalane, Tocopheryl Acetate, Passiflora Edulis (Passionfruit) Fruit Extract, Aphanizomenon Flos-aquae Extract, Theobroma Cacao (Cocoa) Seed Butter, Tetrahexyldecyl Ascorbate, Tocopherol, Orbignya Oleifera (Babassu) Oil, Calophyllum Inophyllum (Tamanu) Oil, Euterpe Oleracea (Acai) Oil, Helianthus Annuus (Sunflower) Seed Oil, Rosmarinus Officinalis (Rosemary) Leaf Extract, Garcinia Mangostana (Mangosteen) Fruit Extract, Rose Quartz Powder, Olea Europaea (Olive) Fruit Oil, Sodium PCA, Montmorillonite, Hydrogenated Starch Hydrolysate, Xanthan Gum, Lecithin, Polyglcerin-3, Jasminum Officinale (Jasmine) Oil, Rose Damascena (Rose) Extract, Ethylhexyglycerin, Caprylyl Glycol

*Indicates Organic Ingredient



Triple Boosting Hydration Complex™
Snow Mushroom
Squalane
Sea Silt
O'o hawaii
soar
AGE DELAY MOISTURIZER + FINISHING POLISH
50 ml / 1.7 oz / 50 g
soar
AGE DELAY MOISTURIZER + FINISHING POLISH
50 ml / 1.7 oz / 50g

KEY INGREDIENTS

Hawaiian Red Algae (Astaxanthin)
Hawaiian Noni Fruit Extract
Organic Milk Thistle
Evening Primrose
Coenzyme Q10
Curcumin (from Turmeric)
Vitamin C (from Organic Acerola Cherry)
Bromelain (Digestive Enzyme)
Hawaiian Spirulina
Ashwaghanda


O'o hawaii
HAWAII SUPERFOOD BEAUTY BOOST
HAWAII SUPERFOOD BEAUTY BOOST
Dietary Supplement 120 Capsules

HAWAII SUPERFOOD BEAUTY BOOST

DIETARY SUPPLEMENT

A highly concentrated collection of antioxidants, nutrient rich Hawaiian super foods, digestive enzymes and herbs.

- Helps brighten skin and eyes
- Promotes collagen production
- Reduces inflammation
- Helps digestion
- Protects against free radicals
- Strengthens immunity
- Protects Joints
- Provides UV protection from the inside out

How to Use: Take four capsules daily anytime throughout the day with or without food.

"Beauty Boost clears skin and increases radiance by first optimizing the three internal areas that effect skin most: digestion, the liver and hormones."

No Preservatives Added. No Lactose. No Artificial Color or Flavor. No Wheat or Gluten.

INGREDIENTS

Hawaiian Spirulina (Antioxidant that helps detoxify, eliminate free radicals and boost cell turnover)
Organic Ashwagandha (Antioxidant that stimulates DHEA, which is a precursor to both testosterone and estrogen)
Hawaiian Red Algae (aka: Astaxanthin is a UV blocking antioxidant that brightens eyes and increases circulation)
Organic Milk Thistle (Antioxidant that helps detox the liver and fight oxidative stress)
Evening Primrose (Antioxidant that helps balance hormones)
Coenzyme Q10 (Antioxidant that helps with collagen production)
Hawaiian Noni Fruit Extract (Fatty Acid that helps skin cells function at the highest level)
Curcumin (Anti-Inflammatory from Turmeric)
Vitamin C (Immunity Booster from Organic Acerola Cherry)
Bromelain (Digestive Enzyme From Pineapple)

ROSE QUARTZ GUA SHA

ANTI-AGING BEAUTY TOOL

The ancient Chinese practice of facial gua sha moves lymphatic fluids, releases fascia so skin can function better and breaks down adhesions and hardness in muscles, particularly in the jaw line. The overall effect is a significant boost of blood and qi to the skin and an increase in the circulatory flow of blood.

Studies have shown an increase in circulation from this technique. Regular Rose Quartz Gua Sha Beauty Tool use improves natural hydration and aides the skin's ability to purge toxins, dirt and general buildup in the pores. Using O'o Hawaii's gua sha tool over time will plump the skin, increase natural collagen production, decrease visibility of fine lines and ultimately brighten skin.

Benefits of Rose Quartz

Rose quartz is the stone of unconditional love and romance. It is the most important stone for the heart chakra and the heart, opening you up to all kinds of beauty. Not only does it promote love of others but love of the self. In skincare, it promotes glowing skin while helping to retain moisture. It helps improve skin elasticity, encourages lymphatic drainage and helps prevent wrinkles.



O'o
hawaii


birdsong
EYE REMEDY
birdsong
EYE REMEDY


golden nectar


NEW YOU
2018
BEAUTY AWARD
WINNER

FIRST THREE YEAR HIGHLIGHTS

O'o hawaii

- The first ever clean sweep capturing all VC judge's votes and the audience choice award for "most investible" new beauty brand at the 2018 Beauty X Capital Summit in NYC
- Indie Beauty Best in Show Face Scrub (from over 300 brands!)
- New You Beauty Winner Best Face Scrub, Modern Luxury Magazine 2020 IT List
- Newly signed distribution agreement with Samsung Fashion Group for first major clean beauty initiative in Korea
- Opened Nieman Marcus, Free People
- Four Seasons, Waldorf Astoria and Ritz Carlton Spas using O'o Hawaii's Superfood Crystal Facial treatment
- Distribution in Hong Kong, Macau, Israel, India
- Expanding Internationally with Duty Free Stores
- QVC, TSC direct response TV and online platforms
- New distribution agreements in place for UK, Europe, China
- Opening orders received for 66 Soft Surroundings Stores, 33 Von Maur Stores


birdseed

BRAND COMPETITIVE ADVANTAGE

- Strong founder story: Integrative Health Professional Backed
- Use of high performance, small molecule antioxidants grown in Hawaii's nutrient rich, volcanic ash soil that absorb quickly and provide fast results
- Proprietary "Triple Boosting Complexes™" from plant actives
- Healing rose quartz and sapphire crystals
- The integrative nature of the brand featuring an internal and external approach to skincare along with a complete ingredient list of 100% non-synthetic, non-GMO, clinical level vegetarian ingredients
- The romanticism and love for the brand of Hawaii and the brand story of the Hawaiʻi ʻōʻō bird. Give back to Keahou Bird Conservation Center.

LEADERSHIP TEAM


ASHLEY
ASHLEY HARDING
ANHUI MINGZHUANG PLASTIC

Ashley Harding

Chief Operating Officer



Holly Harding

President, Leader of the Flock,
INHC, AADP

J WHITE & ASSOCIATES
PROFESSIONAL BRAND PARTNERS

Domestic Sales Partner

Holly Harding, President, Leader of the Flock, INHC, AADP



- Graduate of The Institute for Integrative Nutrition (INHC)
- Board Certified by the National Association of Drugless Practitioners (AADP)
- Visionary and concept creator of O'o Hawaii
- Co-founded Bubble Shack Hawaii in 2005; grew to 400+ retailers; successfully sold in 2016
- 20 years' experience in personal care product development and business development
- Corporate marketing professional
- Magna Cum Laude graduate of Boston University
- Professional classical musician with performances all over the world as a solo and orchestral musician

Ashley Harding, Chief Operating Officer

hawaii



YUYA
O., LTD.
15197-E
ANHUI MINGZHUANG PLASTIC CO.,
ASHLEY
ASHLEY HARDING
Hawaii Integrative Beauty LLC
3-DAY
MANUFACTURER
(NON-EXHIBITING)

- 20 years' experience in beauty and consumer goods general management, finance, human resources, manufacturing, distribution & logistics
- Co-founded Bubble Shack Hawaii in 2005, grew to 400+ retailers, successfully sold in 2016
- United States Secretary of Commerce appointed Board Member of the Hawaii Pacific Export Council
- MBA in International Finance and Cost Accounting
- Certified Lean Six Sigma Green Belt

O'o hawaii

J WHITE & ASSOCIATES
PROFESSIONAL BRAND PARTNERS





J. White & Associates, founded in 2009 by Jeff and Kristel White, offers a unique form of brokerage to the professional beauty and retail industries. Their intense focus and collaborative approach to sales and marketing dictate that the firm only partner with a limited number of manufacturers. They work hand-in-glove to develop the optimal strategy for distribution to – and more importantly through – key points of distribution nationally. The firm's management team carefully selects their vendor partners, both cultivating emerging market leaders as well as advancing brands poised for the next level of market expansion. O'o Hawaii rounds out the J White product portfolio with a clean beauty integrative line. Key targets include: Sephora, Ulta, Salon Centric, Universal Companies, Violet Gray, Blue Mercury, BSG, Detox Market, CVS, Salon Innovations.

O'o Hawaii Spans The *6 Hottest* Beauty Sales Channels!

- Direct website
- DRTV – QVC / TSC
- Amazon
- US Retail Beauty Space (online and brick and mortar)
- International Distribution Partners (Korea, Israel, Europe, India)
- US Luxury Spa
- Duty Free (DFS Galleria, Duty Free Stores in South Korea)





Direct Response TV

Tonight! Inbox

Lisa Patton 8:50 PM
to holly@oohawaii.com

You are doing an amazing job and look so beautiful!!!! X


BIRDSONG EYE REMEDY
6 EASY PAY PAYMENTS $11.50
S&H
SHOP TSC.C

TODAY'S Shopping CHOICE™




Order
00-345-1515

International Distribution


BEAKER
BEAKER


實測直播中




電梯
ELEVATOR
MANA BEAUTY
CANMAKE


birdbath
ANTIOXIDANT
CLEANSING BALM
birdbath
ANTIOXIDANT
CLEANSING BALM
鳥浴吸水洗臉霜
綠寶石
急救暗粒面黃!


hawaii

DFS


FREE


Buy 4
Get 1 FREE



Duty Free Shopping!

US Indie + Luxury Beauty

O'o hawaii

Free People

L*SPACE

VON MAUR

Neiman Marcus

FIELD

h2o closet






BEST
NEW YORK
WINNER

<u>Luxury Spa</u>

O'o hawaii







FOUR SEASONS

WALDORF ASTORIA®
HOTELS & RESORTS

THE KAHALA
HOTEL & RESORT
Honolulu, Hawaii

THE RITZ-CARLTON

GLOBAL DISTRIBUTION

O'o hawaii


ARCTIC OCEAN
Greenland
Svalbard (Nor.)
United States
Canada
Iceland
Norway
Sweden
Finland
Russia
Ireland
Estonia
Latvia
Belarus
Ger.
Pol.
Ukraine
Kazakhstan
Mongolia
Rom.
Georgia
Bulgaria
Uzb.
Turkm.
Kyrgyz.
Tajik.
Italy
Turkey
Azer.
Greece
Syria
Tunisia
Lebanon
Iraq
Iran
Afg.
Pakistan
Morocco
Algeria
Libya
Israel
Jordan
Kuwait
Egypt
Saudi Arabia
U.A.E.
Oman
Laos
ATLANTIC
OCEAN
PACIFIC
OCEAN
Western Sahara
Mauritania
Mali
Niger
Chad
Eritrea
Sudan
Yemen
Djibouti
Senegal
Guinea-Bissau
Sierra Leone
Cote d' Ivoire
Ghana
Togo
Nigeria
Cam.
C.A.R.
South Sudan
Ethiopia
Somalia
Gabon
Rep. of the Congo
Dem. Rep. of Congo
Uganda
Kenya
Tanzania
Angola
Zambia
Malawi
Namibia
Botswana
Zimbabwe
Mozambique
Madagascar
eSwatini
Lesotho
South Africa
Burma
Thailand
Cambodia
Sri Lanka
Malaysia
INDIAN
OCEAN
Papua New Guinea
Solomon Islands
Fiji
New Caledonia
Australia
Honduras
Nicaragua
Costa Rica
Panama
Ven.
Guyana
French Guiana
Suriname
Colombia
Ecuador
Peru
Brazil
Bolivia
Paraguay
Chile
Argentina
Uruguay
ATLANTIC
OCEAN
O'o
O'o
O'o
O'o
O'o
O'o
O'o
O'o
O'o
O'o
O'o
O'o
O'o
O'o
O'o
O'o

INGREDIENT SOURCING AND MANUFACTURING

*All ingredients used require non-GMO and organic certificates.
*We do not use any raw ingredients sourced from China.

BotanX Labs, Anaheim, CA:

- External skincare formulation chemistry and manufacturing/filling teams.
- Botanx Labs sources all ingredients from approved sources and has Hawaii ingredients shipped directly to California. Some of the Hawaii sourced ingredients include: Kona Coffeeberry Extract, Sea Silt, Red Algae, Strawberry Guava, Noni, Kukui Nut Oil, Macadamia Nut Oil.

Leif Labs, Valencia, California:

- Nutraceutical/Pharmaceutical Supplement formulation chemistry and co-pack partner.
- Leif Labs sources all ingredients from approved sources and has Hawaii ingredients shipped directly to California.






O'o hawaii

THIRD PARTY LOGISTICS

Open Door Solutions, Chino, California (3PL):
3PL Provider Open Door Solutions provides all aspects of a modern third-party logistics provider including: warehousing, inventory control, order fulfillment, shipping services, online integration, full ERP integration and dedicated CSR.

OPEN DOOR SOLUTIONS, LLC
turn-key services









KEY CUSTOMERS

O'o hawaii

THE RITZ-CARLTON

L*SPACE

FEELUNIQUE

Free People

Grand Wailea Resort
HOTEL & SPA

MANA beauty

SCS DIRECT
Products That Inspire Better Living

WALDORF ASTORIA
HOTELS & RESORTS

amazon

Neiman Marcus

THE KAHALA
HOTEL & RESORT
Honolulu, Hawaii

FOUR SEASONS

SAMSUNG SAMSUNG C&T AMERICA

VON MAUR

QVC

HSN

TSC

DFS

KEY NEW LAUNCHES

- 33 Von Maur Stores
- Free People.com
- L Space
- Samsung Fashion Group (Korea Distribution)
- TSC Canada (Direct TV)
- DNO GROUP (India, Israel Distribution)









golden nectar
BRIGHTENING + FIRMING
FERULIC SERUM

O'o hawaii

KEY ANTICIPATED LAUNCHES Q3 2021

- HUT Group
- Salon Centric
- Salon Innovations
- Altered State
- Organic Market (Japan)
- Sun Beauty Distribution Spain/EU Distribution)




golden nectar
BRIGHTENING + FIRMING
FERULIC SERUM
birdseed
DETOXIFYING FACE SCRUB
$95
IndieBeautyExpo
BEST
SHOW


Buy 4
Get 1 FREE


birds + roses


IndieBeautyExpo
BEST
IN SHOW
2018
FACIAL SCRUB
O'o Hawaii
birdseed
DETOXIFYING FACE SCRUB


NEW YOU
2018
BEAUTY AWARD
WINNER

AWARDS AND ACCOLADES

- 2018 Cosmetics Packaging Design Magazine Sustainability Leader
- 2018 Indie Beauty Best in Show Award for Best Face Scrub
- 2018 Indie Beauty Best in Show Top Three Finalist: Best Facial Cleanser, Best Face Mask
- 2018 New You Beauty Winner Best Face Scrub
- 2018 Beauty X NYC Capital Summit Clean Sweep Winner: Most Investable Brand
- 2018 Cosmoprof Top Ten Hottest Beauty Products (Brilliant Feather Beauty Balm)
- 2019 Cosmoprof Top Ten Hottest Beauty Products (Golden Nectar Brightening + Firming Ferulic Serum)
- 2019 Indie Beauty Best in Show Nominee for Best Branding
- 2020k Modern Luxury Magazine IT LIST Best Skincare



O'o hawaii

2021 RECOVERY PLAN Overview



The O'o Hawaii 2021 Recovery Plan has four main pillars and associated infrastructure builds. The infrastructure and the timing of capital investment is strategically planned for O'o Hawaii to penetrate the market and sell at scale with existing pending business.

1. Strengthen Brand Positioning
2. Pricing Realignment
3. Direct Ecommerce/Direct TV/Amazon
4. International Development







2021 RECOVERY PLAN: Brand Positioning

Today's beauty consumers want to be part of a movement. Now, more than ever, with so many skincare brands in the mix, messaging is key. Moving into a "Live Your Life, We've Got Your Skin" messaging positions O'o as an active lifestyle brand that focuses on "you" making up for lost time (aka 2020) while we focus on keeping your skin looking it's best.

- Emerging from COVID19 with more affordable retail price points to open distribution channels. Retail prices will range from $48.00 - $65.00 USD.
- Women 25-54 who seek clean ingredients
- "Live Your Life, We've Got Your Skin" messaging targets active lifestyle and "busy lifestyle" users
- Hawaii branding has a dreamy, international appeal and why many still can't travel so it gives a little bit of an escape in a jar
- Ethnic diversity of Hawaii and reflection in branding aligns with current ethnic diversification climate
- Focus on international markets where economies are minimally affected by COVID: Korea
- Science, science, science! Have we heard this word enough? We'll be showing the science in every formula in an easy to understand, compelling story.




Love Me
Tender







2021 RECOVERY PLAN: Brand Positioning of Founder, Holly Harding, INHC, AADP

- A health and wellness leader that embodies the essence of what it means to live a healthy, active, Hawaii lifestyle while successfully creating and marketing her own line of integrative skincare further helps strengthen the "Live Your Life, We've Got Your Skin" messaging.

"I created O'o Hawaii as the ultimate culmination of my experience in skincare/beauty and holistic nutrition along with my love of Hawaii and an ocean lifestyle."~ Holly Harding



2021 RECOVERY PLAN:

Real Life Before and After Shots



Before After



Before After

With science and effectiveness being at the forefront of nearly every industry these days, a major initiative is to create an incentivized sharing program through community Facebook groups to gain and share before and after photos.

2021 RECOVERY PLAN: Pricing

- O'o Hawaii has been positioned as a premium clean beauty skincare brand carrying competitive top of the market pricing. Prior to August 2020 retail prices ranged from $65 - $98 USD.
- The addition of BotanX Labs as a copacker along with volume purchasing will allow COGS to reduce greater than 35% allowing a retail MAP price correction of just over 25% with new retails spanning $48 - $65 USD!
- In the margin and COGS detail we still reach >80% margin on direct to customer channels and competitive margins in wholesale and distributor pricing models.
- Price has been the single barrier of entry to mainstream beauty retailers and a price correction will open the opportunity for major retailers including Ulta.



This is so amazing,it leaves my skin clean ,smooth and hydrated.I can't live without it. My daughter is equally over the moon for it!
-Susanne Arlan
birdbath
ANTIOXIDANT CLEANSING BALM

Infrastructure creation associated with O'o Hawaii's new pricing :

- R&D, formulation, SKU IP development
- Formulation export preparation
- Inventory building to sell at scale
- New design/flute on case pack shippers

Botanx
BLENDING SCIENCE AND NATURE



O'o hawaii
golden nectar
GMO FREE
PARABEN FREE



BASE BEAUTY CREATIVE AGENCY

Brand Buddy



O'o hawaii

2021 RECOVERY PLAN:

E-Commerce

- O'o Hawaii was impacted in 2020 due to COVID retail closures, specifically with key accounts Neiman Marcus, Duty-Free Stores and Spas. As the world is changing along with consumer shopping habits, O'o Hawaii will abort costly customer acquisition within department stores and refocus on beauty specific retail, Ecommerce, and international distribution. There is no current exposure to uncollectable receivables or stranded inventory but rather the right time to refocus our online and ecommerce strategy as that is the future!
    - Base Beauty was selected after a stringent interview process to create and implement an extensive strategy to include a brand audit, digital advertising, social media management, website overhaul, collateral and graphic design and public relations
    - Partnered with Brand Buddy to optimize Amazon listings, A+ content, and ad campaigns
    - Web developer SAAS Ventures will work with Base Beauty to optimize www.oohawaii.com

2021 RECOVERY PLAN:

A Focus on Reviews

hawaii

- Now more than ever before consumers value reviews. Without being able to sample or try a skincare product, having a solid number of 5-star reviews is critical
- We plan to retain Bazaar Voice and Power Reviews to help us with a sampling program to significantly increase our current reviews

I am blown away
by how great
Golden Nectar actually is!
I could literally tell
a difference after just
the first application!
I am a total believer
in this stuff!

-Sunshine03

Golden Nectar
is a Game Changer
in the World of
Beauty

-Carajae

"
This is by far the best
moisturizer that
I have ever used.
It nurtures your skin with
natural
ingredients and has
a soft jasmine fragrance.

-Dr. Ann Kelly

I am a 34 year old stay
at home mom of 3 boys,
youngest being 5 months,
so you can bet I look tired
and worn out but with this
totally amazing serum,
I look so much better and
my skin
is noticeably brighter
and healthy looking.

-Happy Momma

2021 RECOVERY PLAN: International Distribution: South Korea

- **South Korea**: After several months of contractual negotiation Samsung Fashion Group executed our distribution contract May 2020 and our first order was delivery in January 20201. South Korea's economy has been very minimally affected by Covid – 19 and the Samsung Fashion Group is opening 11 new clean beauty brick and mortar retail locations in 2020. Additional distribution through existing retailers and Duty Free stores.
- Supporting documentation to the relationship and deal with Samsung Fashion Group:
- https://drive.google.com/drive/folders/1ZSIqSo8KWb7HOpC_28q2CQwLUgVom4XN?usp=sharing


birdbath
ANTIOXIDANT
CLEANSING BALM
birdbath
ANTIOXIDANT
CLEANSING BALM

Infrastructure creation associated with O'o Hawaii's South Korea distribution:

- Regulatory compliance
- Grand opening promotions
- Import labels and repackaging
- Building inventory

SAMSUNG

2021 RECOVERY PLAN:
International Distribution: EU/UK

O'o hawaii

Sun Beauty Distribution: Distribution contracts executed with Sun Beauty https://www.sunbeautydistribution.com to be EU licensee and distributor. Regulatory compliance is ongoing with Bionok. 5 of 7 products through regulatory process. Expected to launch Q2 2021.

Supporting documentation to the relationship and deal with Sun Beauty: https://drive.google.com/drive/folders/1iss8TRMLi71-0zuuQqOyACe1j8M10kj9?usp=sharing
Infrastructure creation associated with Sun Beauty distribution:

- Regulatory compliance
- Import labels and repackaging
- Building inventory
- Multi language insert

Bionok

SUN BEAUTY
DISTRIBUTION

2021 RECOVERY PLAN:
International Distribution: China

China: O'o Hawaii has an exceptional opportunity to sell product into mainland China cross border. Agintas-Asia, https://www.agintas-asia.com/en-gb/home, is the broker. FCMU https://www.fcmu.de/ performes the marketing and advertising and sister company YCG holds the inventory and does all the fulfillment. Ashley Harding met all parties in Munich Feb 2020.

Supporting documentation to the relationship and deal with Agintas-Asia:
https://drive.google.com/drive/folders/168-4_4tZ6qOucMKZVV3e4mXxeN9ND0Gj?usp=sharing

AgIntas Asia EXCITING TRADE.

2021 COVID RECOVERY PLAN:
International Distribution: India, Israel, Thailand

O'o hawaii

India/Israel: The DNO Group, https://www.dno-group.com/, domiciled in Israel is a sales broker for regulatory compliance and sales into several countries. O'o Hawaii will begin selling via NK Healthcare and DNO Group in India and Israel and with success use their network for additional countries. Initial orders to be sent to Israel April 2021 and India Q3 2021.

Supporting documentation to the relationship and deal with DNO Group:
https://drive.google.com/drive/folders/1pNh9ZezpihrPmmtGi50Q3MZ_tLPmAWgB?usp=sharing

Infrastructure creation associated with DNO distribution:
- Regulatory compliance
- Import labels and repackaging
- Building inventory

DNO GROUP INTERNATIONAL TRADING

2021 RECOVERY PLAN:
International Distribution: Japan

Japan: In contract and currently in regulatory compliance process to export into Japan with SLJ, ltd., D/B/A Organic Market, http://slj-co.jp/ . SLJ Ltd is uniquely a cosmetic licensee, retailer and distributor. O'o Hawaii was introduced the SLJ Ltd through the United States Commercial Service, US Embassy Tokyo and their Gold Key Service.

Supporting documentation to the relationship and deal with SLJ:
https://drive.google.com/drive/folders/1mrbhLRRzF9RwXxqboPLdpJygCs99OVIF?usp=sharing

Infrastructure creation associated with O'o Hawaii's Japan distribution:

- Collateral translation
- Final regulatory compliance
- Import labels and repackaging

OUR CAUSE

O'o hawaii

O'o Hawaii Gives Back to Nature by Protecting Native Birds

We believe in and love the work of The Hawaii Forest Institute. Their Keauhou Bird Conservation Center Discovery Forest works to protect and preserve the native birds of Hawaii.

The KBCC Discovery Forest is providing service-learning opportunities for volunteers and habitat and food for native birds. Using conservation breeding and release techniques, for over 20 years, the KBCC has been saving critically endangered Hawaiian birds from extinction and restoring these species in the wild. Birds being cared for at the KBCC are the 'Alalā, Puaiohi, Palila, Kiwikiu, 'Akeke'e, and 'Akikiki.

For every online sale, O'o Hawaii donates $1.00 to the Keauhou Bird Conservation Center Discovery Forest program.



RECYCLABLE VEGETARIAN 36M NON GMO BIODEGRADABLE PARABEN FREE

Contains Organic Ingredients.
no: harsh preservatives, synthetic colors, fragrances, phthalates, sodium lauryl/laureth sulfate.

CONTACT

HIB Management Services LLC
DBA O'o Hawaii
DBA Hawaii Integrative Beauty
58-036 Kapuai Place
Haleiwa, HI 96712

www.oohawaii.com
@oohawaiibeauty


Mahalo
& Welcome to the O'o Hawaii Flock!
O'o hawaii

Holly Harding
President, Leader of the Flock
holly@oohawaii.com
808.341.0143

Ashley Harding
Chief Operating Officer
ashley@oohawaii.com
808.348.9371


O'o
hawaii
golden nectar

APPENDICES

O'o hawaii

DEPLOYMENT SCHEDULE

https://drive.google.com/file/d/1q0o67fDQDHUrorXxMY8uKbr42zsJrnmF/view?usp=sharing

HIB MANAGEMENT SERVICES LLC / O'O HAWAII 5M DEPLOYMENT SCHEDULE - DETAIL

Category	Item	Amount	UOM	Extended	Notes	Vendor
Personsel						
	Owner Salary 1	$70,000.00	3yr	$210,000.00	Ashley salary encumbered for three	
	Owner Salary 2	$70,000.00	3yr	$210,000.00	Holly salary encumbered for three	
	Accounting Salary	$55,000.00	3yr	$165,000.00	Wood Bookkeeping Salary encumbered for three years	
Financing						
	Cash to Secure LOC	$250,000.00		$500,000.00	Credit building tool with First	
	Clear BS Liabilities	$289,669.30		$289,669.30	SBA 7a loan balance and misc	
	Working Capital	$300,000.00		$300,000.00		
	Debt Elimination	$234,094.00		$234,094.00	Eliminate Debt on Balance Sheet	
Marketing						
	Brand Buddy Retainer	$5,000.00	24 mo	$120,000.00	Amazon campaing manager, .com, .ca, .mex, google ads	brandbuddy.co
	Ad Spend	$11,000.00	12 mo	$132,000.00	Associated Brand Buddy ad spend	brandbuddy.co
	Digital Advertising Retainer	$5,500.00	24	$132,000.00	All digital/social agency retainer	basebeauty.com
	Ad Spend	$14,500.00	24	$348,000.00	Associated ad spend	basebeauty.com
	PR Firm Retainer	$5,000.00	24	$120,000.00	Traditional PR - key in the beauty	basebeauty.com
	PR Promotions Spend	$2,500.00	24	$60,000.00	Associated fees and promotions for	basebeauty.com
	Sampling program	$125,000.00		$125,000.00	Cost of sampling program and gratis inventory	botanx.com
	Covid Direct Response Marketing Innovation	$50,000.00		$50,000.00	Innovative direct response sales channel development	tweakwork.com
	Email Marketing	$6,500.00	24	$156,000.00		tweakwork.com
	Website Platforem	$30,000.00		$30,000.00	Migrate from Woo Commerce to	Saas Ventures
Real Property		$1,000,000.00			Production/Distrubution Facility	
R&D						
	New Products	$23,500.00		$23,500.00	Development of a toner, face oil, scented candle colllection	botanx.com
	International Market Formulation	$10,000.00		$10,000.00	One time reform for international compliance, EU multi language insert	botanx.com
	IP purchase	$54,658.00		$54,658.00	Purchase of remainig production ready formulas	botanx.com
	Repackaging design for additional markets	$25,000.00		$25,000.00		basebeauty.com
	Attorney review of international packaging	$5,500.00		$5,500.00		
	Sample packaging development	$3,500.00		$3,500.00		basebeauty.com
Business Development						
	Trade shows	$120,000.00		$120,000.00	Cosmoprof, Indie Beauty Expo, Natural Products Expo	
	Travel	$110,000.00		$110,000.00		
	Commercial Service GKS	$7,500.00		$7,500.00		US commercial Ser
	China market launch fees	$113,579.00		$113,579.00	Tmall Global brand ownership fees for Agintas Asia Deal	FCMU GmbH
	Customer promotional collaborations	$50,000.00		$50,000.00	circular, online promotion, instore feature, couponing	
Inventory						
	Repackaging production for additional markets	$50,000.00		$50,000.00	For Frostbland Australia Deal	
	Sample packet production	$110,000.00		$110,000.00		
	Inventory purchase/production	$1,135,000.00		$1,135,000.00		
Total				$5,000,000.30		

PRO FORMA

Revenue


$800K
$600K
$400K
$200K
$0
Jan '21
Feb '21
Mar '21
Apr '21
May '21
June '21
July '21
Aug '21
Sept '21
Oct '21
Nov '21
Dec '21
$20M
$15M
$10M
$5M
$0
2021
2022
2023

Direct Costs


$200K
$150K
$100K
$50K
$0
Jan '21
Feb '21
Mar '21
Apr '21
May '21
June '21
July '21
Aug '21
Sept '21
Oct '21
Nov '21
Dec '21
$8M
$6M
$4M
$2M
$0
2021
2022
2023

Expenses


$80K
$60K
$40K
$20K
$0
Jan '21
Feb '21
Mar '21
Apr '21
May '21
June '21
July '21
Aug '21
Sept '21
Oct '21
Nov '21
Dec '21
$2M
$1.5M
$1M
$500K
$0
2021
2022
2023

Net profit in 2021

Net profit by year


$200K
$150K
$100K
$50K
$0
Jan '21
Feb '21
Mar '21
Apr '21
May '21
June '21
July '21
Aug '21
Sept '21
Oct '21
Nov '21
Dec '21
$8M
$6M
$4M
$2M
$0
2021
2022
2023

https://drive.google.com/file/d/1_PUXDMSnU3L5DYHbzhm4jxxY92xDjZV0/view?usp=sharing

hawaii

SALES BUILD:
UNITS / CUSTOMERS / CHANNEL

https://drive.google.com/file/d/1NTgjQTd8UlI3SN9EnyB7ahD03-9tI6Df/view?usp=sharing

COGS / MARGIN DETAIL

https://drive.google.com/file/d/1TZfk4iTPeCqeTg9FPnCk-VBB-GHcSXHH/view?usp=sharing

VALUATION

O’o Hawaii is open to all valuation methods and discussions. Below is a discounted cash flow with top line sales supported by sales build and pro forma.
https://drive.google.com/file/d/1tVcnSdBzm_46ek7cj4sb_HidjJnNo_Ks/view?usp=sharing

CASH FLOW					
		2020	2021	2022	2023
Revenue		$750,000.00	$5,100,000.00	$11,000,000.00	$25,000,000.00
Total Expense		$525,000.00	$3,570,000.00	$7,700,000.00	$17,500,000.00
Cash Flow		$225,000.00	$1,530,000.00	$3,300,000.00	$7,500,000.00
COST OF CAPITAL					
Cost of Capital	10.00%				
PRRSENT VALUE OF CASH FLOWS					
		Year 1	Year 2	Year 3	Year 4
Discount Factor		0.909090909	0.826446281	0.751314801	0.683013455
Present Value Cash Flows		$204,545.45	$1,264,462.81	$2,479,338.84	$5,122,600.92
TERMINAL VALUE					
Cost of Capital					10.00%
Growth Rate in Perpetuity					3%
Terminal Value					$110,357,142.86
VALUE: PERPETUITY GROWTH RATE METHOD					
	Present Value of Cash Flows		**Present Value of Terminal Value**		**Total**
Value	**$9,070,948.02**		**$75,375,413.47**		**$84,446,361.49**

CAPITALIZATION TABLE

Prefunding, the only owners/members of HIB Management Services LLC (Hawaii LLC) and Hawaii Integrative Beauty LLC (NV LLC), DBA O'o Hawaii are:

- Holly Harding 51%
- Ashley Harding 49%

Both LLCs are both women-owned and veteran-owned.

Articles of Incorporation and Operating Agreements available upon request.


birdbath
ANTIOXIDANT
CLEANSING BALM
100 ml / 3.5 oz / 100g


brilliant feather
BEAUTY BALM
50 ml / 1.7 oz / 50g


birds + roses
ROSE QUARTZ HYDRATING
+ FIRMING MASK
150 ml / 5.2 oz / 150g


birdbath
ANTIOXIDANT
CLEANSING BALM
birdseed
brilliant feather
birdsong
golden nectar
soar
AGE DELAY MOISTURIZER
+ FINISHING POLISH
birds + roses
HAWAII SUPERFOOD
BEAUTY BOOST

COMPETITION

Brands Competitive to O’o Hawaii:

- https://www.herbivorebotanicals.com/?gclid=EAIaIQobChMIk8-95LP06gIVEj2tBh27tgpQEAAYASAAEgJbXPD_BwE
- https://www.perriconemd.com/?gclid=EAIaIQobChMIwrna9bP06gIVxT2tBh3TewGfEAAYASAAEgKHXPD_BwE
- https://mahalo.care/
- https://www.leahlaniskincare.com/
- https://www.youthtothepeople.com/?gclid=EAIaIQobChMIvPe3p7T06gIV2SCtBh0wpQEcEAAYASAAEgKn1fD_BwE
- https://codexbeauty.com/?utm_source=google&utm_medium=ppc&utm_campaign=10373787724&utm_content=101627892845&utm_term=&gclid=EAIaIQobChMI3ryCtLT06gIVFRLnCh0w_g2gEAAYASAAEgJeBfD_BwE
- https://www.tataharperskincare.com/?rmsrc=1&rmsrc=1&gclid=EAIaIQobChMIub-dyrT06gIVHx-tBh2luw7AEAAYASAAEgL1NPD_BwE
- https://biossance.com/?utm_source=google&utm_medium=cpc&utm_campaign={campaign_name}&utm_term=biossance&gclid=EAIaIQobChMI1Ju41rT06gIVdBh9Ch2vpgJaEAAYASAAEgJUnvD_BwE

COMPETITIVE FUNDING EXAMPLES

- https://www.inc.com/dan-whateley/tatcha-victoria-tsai-unilever-acquisition-inc5000.html
- https://www.businessoffashion.com/articles/beauty/why-shiseido-bought-drunk-elephant
- https://www.marketwatch.com/story/this-female-industrial-engineer-built-a-65-million-business-convincing-customers-natural-skincare-isnt-hippie-sh-t-2017-11-01
- https://www.cnbc.com/2018/08/16/skin-care-brand-elemis-tapsjefferies-for-sale.html